COOPERATION AGREEMENT

DATED: 30 June 2025

BETWEEN

AGCO CORPORATION

AND

TRACTORS AND FARM EQUIPMENT LIMITED

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TABLE OF CONTENTS

<center>**COOPERATION AGREEMENT**</center>

This Cooperation Agreement (this "**Agreement**"), dated June 30, 2025 (the "**Execution Date**"), is entered into by and among AGCO Corporation, a Delaware corporation (the "**Company**"), and Tractors and Farm Equipment Limited ("**TAFE**", and together with its Affiliates, the "**TAFE Parties**", and each, a "**TAFE Party**"). The Company and TAFE are collectively referred to herein as the "**Parties**," and each of the Company and TAFE, respectively, a "**Party**." Unless otherwise defined herein, capitalized terms shall have the meanings given to them in Section 19 herein.

WHEREAS, the Company and TAFE are parties to that certain amended and restated letter agreement, dated as of April 24, 2019 (as amended, and as it may be further amended from time to time in accordance with the terms thereof, the "**Previous Agreement**"), regarding, among other things, TAFE's ownership of shares of common stock, no par value, of the Company (the "**Common Stock**") and certain governance matters; and

WHEREAS, as of the Execution Date, there were 74,603,607 shares of Common Stock outstanding and the TAFE Parties beneficially own an aggregate of 12,173,865 shares of Common Stock, representing approximately 16.32% of the outstanding shares of Common Stock; and

WHEREAS, the Company and TAFE desire to enter into this Agreement regarding certain matters, as more fully set forth herein.

NOW, THEREFORE, in consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   Effectiveness. The Parties agree that, until the Escrow Deposit Date (as defined in that certain Buyback Agreement, dated June 30, 2025, by and between TAFE and AGCO Holding B.V. (the "**Buyback Agreement**")), Section 2 through Section 9 and Section 21 shall have no legal or binding force or effect, and shall only become effective on the Escrow Deposit Date, which date shall for the purposes of this Agreement be deemed the "**Effective Date**". All other provisions of this Agreement shall come into effect on the Execution Date.

2.   Voting. From and at all times following the Effective Date, TAFE agrees that it shall, and shall cause the other TAFE Parties to, appear in person or by proxy for quorum purposes at any meeting of stockholders of the Company (each, a "**Stockholders Meeting**") (including any adjournment, postponement, rescheduling or continuation thereof), whether such meeting is held at a physical location or virtually by means of remote communications, and will vote (or execute a written consent with respect to) all Voting Securities beneficially owned by TAFE and the other TAFE Parties, which they have the right to vote (or to direct the vote of) as of the applicable record date for such Stockholder Meeting, in accordance with the recommendations of the Company's Board of Directors (the "**Board**") with respect to (a) each election of directors, any removal of directors and any replacement of directors and (b) any other proposal that may be submitted to the stockholders of the Company by either the Company or any stockholder of the Company; provided, however, that, notwithstanding anything to the contrary herein, the TAFE Parties shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to an Extraordinary Transaction.

<center>3</center>

3.   Standstill.

(a)   From and at all times following the Effective Date, except as otherwise permitted under this Agreement, TAFE shall not, and shall cause each of the other TAFE Parties not to, without the prior written consent of the Board, directly or indirectly:

(i)   take any action in support of or make any statement, proposal or request that constitutes or would result in any public announcement or proposal with respect to, or publicly offer or propose, (A) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries, (B) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or (C) any form of tender or exchange offer for Voting Securities, whether or not such transaction involves a Change of Control of the Company; it being understood that the foregoing shall not prohibit a TAFE Party from selling or tendering their shares of Common Stock, and otherwise receiving consideration, pursuant to any such transaction;

(ii)   engage in, or knowingly assist in the engagement in (including, but not limited to, engagement by use of or in coordination with a universal proxy card), any solicitation of proxies or written consents to vote any Voting Securities, or conduct, or assist in the conducting of, any type of binding or nonbinding referendum with respect to any Voting Securities, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents) with respect to, or from the holders of, any Voting Securities, or otherwise become a "participant" in a "solicitation," as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Securities Exchange Act of 1934, as amended, and with the rules and regulations thereunder (the "**Exchange Act**"), to vote any securities of the Company (including, but not limited to, by initiating, encouraging or participating in any "withhold" or similar campaign), in each case other than in a manner that is consistent with the Board's recommendation on a matter;

(iii)   advise or knowingly encourage any person with respect to the voting of (or execution of a written consent in respect of) or disposition of any securities of the Company other than in a manner that is consistent with the Board's recommendation on a matter;

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(iv)   other than in open market sale transactions whereby the identity of the purchaser is not known, or in underwritten public offerings (for which the lead underwriter(s) are approved by the Company) with broad distribution, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by a TAFE Party to any Third Party that (A) is a hedge fund (a "**Hedge Fund**"), (B) competes directly with any of the Company's businesses (a "**Competitor**"), or (C) is an Activist; provided, however, that nothing in this Section 3(a)(iv) shall prevent a TAFE Party from selling shares of Common Stock to a Hedge Fund, a Competitor or an Activist in the event (1) the Company publicly announces a possible sale of the Company, (2) any person commences a Board-approved tender offer to acquire the Company, (3) any person (other than a passive professional institutional investor) acquires 12.5% or more of the Company's outstanding shares of Common Stock either through secondary acquisitions or primary issuances approved by the Board, (4) any person commences a Qualified Tender Offer, (5) any person commences a public tender offer by filing a Schedule TO (or any successor form) to acquire the Company and such public tender offer represents an intent to acquire the Company which is not subject to a financing condition, provided that if an Activist commences such a tender offer, the TAFE Parties will not sell or otherwise dispose of their shares of Common Stock directly to such Activist (it being understood that, for the avoidance of doubt, the TAFE Parties shall be permitted to tender their shares of Common Stock in the tender offer), or (6) any person publicly announces its intention to commence a public tender offer or otherwise makes a public offer to acquire all or substantially all of the Company and the Company does not recommend against such offer or intention to acquire (each of clauses (1) through (6), a "**Qualifying Event**"); provided, further, that nothing in this Section 3(a)(iv) or elsewhere in this Agreement shall prevent a TAFE Party from transferring shares of Common Stock to an Affiliate so long as such Affiliate agrees to be bound by the terms of this Agreement;

(v)   make any public proposal or request that, or take any action in coordination with or in support of a Third Party's public proposal or request that constitutes or would result in: (A) advising, replacing or influencing any director or the management of the Company, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company, (C) any other material change in the Company's management, business or corporate structure, (D) seeking to have the Company waive or make amendments or modifications to the Company's policies, charters, Bylaws or Certificate of Incorporation, or other actions that may impede or facilitate the acquisition of control of the Company by any person, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(vi)   communicate with stockholders of the Company or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act other than in the ordinary course of business;

(vii)   call or seek to call, or request the call of, alone or in concert with others, any meeting of stockholders, whether or not such a meeting is permitted by the Bylaws, including, but not limited to, a "town hall meeting";

(viii)   deposit any shares of Common Stock or other Voting Securities in any voting trust or subject any shares of Common Stock or other Voting Securities to any arrangement or agreement with respect to the voting of any shares of Common Stock or other Voting Securities (other than (A) any such voting trust, arrangement or agreement solely among the TAFE Parties that is otherwise in accordance with this Agreement, (B) customary brokerage accounts, margin accounts, prime brokerage accounts and the like), (C) granting any proxy, consent or other authority to vote to the Company's proxy holders consistent with the recommendation of the Board, and (D) granting any proxy, consent or other authority to vote in any solicitation in connection with any matter for which the TAFE Parties retain voting discretion pursuant to, and in accordance with, Section 2);

(ix)   seek, or knowingly encourage or advise any person, to submit nominations in furtherance of a "contested solicitation" for the election or removal of directors with respect to the Company or seek, or knowingly encourage or advise any person to take any other action with respect to the election or removal of any directors;

(x)   form, join or in any other way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Security; provided, however, that nothing herein shall limit the ability of a TAFE Party to join or in any way participate in the "group" currently in existence as of the Execution Date and comprising certain of the TAFE Parties following the execution of this Agreement, so long as any such TAFE Party, if required under the Exchange Act, files a Schedule 13D or an amendment thereof, as applicable, within two (2) business days thereafter disclosing that such TAFE Party has joined such group;

(xi)   demand a copy of the Company's list of stockholders or its other books and records or make any request pursuant to Rule 14a-7 under the Exchange Act or under any statutory or regulatory provisions of Delaware providing for stockholder access to books and records (including, but not limited to, lists of stockholders) of the Company;

(xii)   make any request or submit any proposal to amend or waive any of the terms of this Agreement; provided that the TAFE Parties may make private requests to the Board to amend or waive any provision of this Agreement so long as any such request is not publicly disclosed by the TAFE Parties and is made by the TAFE Parties in a manner that would not reasonably be expected to require the public disclosure thereof by the Company or the TAFE Parties (such request not to be unreasonably denied by the Board);

(xiii)   take any action challenging the validity or enforceability of any provisions of this Agreement (provided, the Company shall not take any action challenging the validity or enforceability of any provisions of this Agreement either);

(xiv)   purchase or otherwise acquire, or offer, seek, propose, or agree to acquire, ownership (including beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any securities of the Company, any direct or indirect rights or options to acquire any such securities, any derivative securities or contracts or instruments in any way related to the price of shares of Common Stock, or any assets or liabilities of the Company that would result in the TAFE Parties having aggregate beneficial ownership of Common Stock or other Voting Securities in excess of an ownership cap, which shall be equal to the greater of: (a) the percentage that represents the number of shares of Common Stock and other Voting Securities owned by the TAFE Parties as of the Effective Date, which the TAFE Parties will confirm to the Company by email on the Effective Date, divided by the number of shares of Common Stock and other Voting Securities outstanding as of the Effective Date, which the Company will Confirm to the TAFE Parties by email on the Effective Date, provided that the TAFE Parties have not acquired any additional Common Stock and other Voting Securities of the Company in the period between June 1, 2025 and the Effective Date in contravention of applicable legal obligations (including the Previous Agreement); or (b) 16.33% of the Common Stock and other Voting Securities of the Company outstanding as of the Effective Date, as may be adjusted pursuant to Section 9 hereof, as applicable (the "**Ownership Cap**"); provided that nothing herein shall prevent the TAFE Parties from purchasing and beneficially owning shares of Common Stock or other Voting Securities in excess of the then applicable Ownership Cap if a Qualifying Event occurs or the TAFE Parties have entered into an agreement with the Company that is approved by the Board; provided, further, that if the TAFE Parties beneficially own shares of Common Stock or other Voting Securities in excess of the Ownership Cap as a result of (i) any share buyback of Common Stock by the Company in accordance with Section 6, (ii) any acquisitions of Common Stock by the TAFE Parties in accordance with Section 8, or (iii) the TAFE Parties' purchase of one (1) additional share of Common Stock in connection with any filing made pursuant to the HSR Act, then, in each case, the TAFE Parties shall not be deemed to be in violation of the Ownership Cap until such time thereafter as the TAFE Parties acquire beneficial ownership of any additional shares of Common Stock or other Voting Securities (not including securities acquired pursuant to clauses (i) through (iii) of this sentence); provided, further, that, for the avoidance of doubt, notwithstanding anything else to the contrary in this Agreement, if at any time, the aggregate ownership of Common Stock and other Voting Securities by the TAFE Parties is below the Ownership Cap, they shall be free to purchase Common Stock or other Voting Securities as long as their aggregate ownership of Common Stock or other Voting Securities remains at or below the Ownership Cap; or

(xv)   enter into any discussions, negotiations, written agreements or understandings with any person with respect to any action the TAFE Parties are prohibited from taking pursuant to this Section 3, or advise, or knowingly assist or encourage or seek to persuade any person to take any action or make any statement with respect to any such action, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing.

(b)   From and at all times following the Effective Date, each TAFE Party shall refrain from encouraging or assisting any Third Party to engage in actions which, if taken by a TAFE Party, would violate this Agreement; and

(c)   Notwithstanding anything to the contrary contained in Section 3(a) or elsewhere in this Agreement, from and at all times following the Effective Date:

(i)   The TAFE Parties shall not be prohibited or restricted from: (A) communicating privately with members of the Board or officers of the Company regarding any matter in a manner consistent with communications that may be reasonably made by all stockholders of the Company, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by the Company or any TAFE Party; (B) communicating privately with members of the Board regarding a possible Control Acquisition Transaction or a possible Massey Ferguson Fendt Transaction, each as defined in Section 8 below; (C) communicating with any person in the ordinary course of a TAFE Party's business so long as such communications are made to facilitate the regularly occurring or proposed commercial business of the applicable TAFE Party; or (D) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the TAFE Parties; and

(ii)   The TAFE Parties may make a bona fide non-public offer; provided that the submission of such offer shall not be reasonably likely to trigger public disclosure obligations for any Party, at any time to acquire all or a part of the Company or propose a strategic transaction that would result in a Change in Control of the Company.

4.   Non-Disparagement.

(a)   From and at all times following the Effective Date, the Company and TAFE agree that neither they nor any of their Representatives shall make any public statement that constitutes an *ad hominem* attack on, or otherwise disparages, defames or damages the reputation or good name of the other Party or is otherwise critical, negative towards or derogatory of the other Party.

(b)   In the event that either Party commits a breach of its obligations under this Section 4 as determined in a final, non-appealable judgment in an action brought in a court of competent jurisdiction, such breaching Party will be required to cure such breach to the extent possible within fifteen (15) days after receipt by the breaching Party from the non-breaching Party of written notice specifying the breach.

(c)   The limitations set forth in Section 4(a) hereof shall not prevent either Party or its Representatives acting expressly on behalf of such Party from responding to any public statement made by the other Party or its Representatives acting expressly on behalf of such Party of the nature described in violation of this Section 4.

(d)   Notwithstanding the foregoing, nothing in this Section 4 or elsewhere in this Agreement shall prohibit any person from (i) making any statement or disclosure required under the federal securities laws or other applicable laws (including, but not limited to, to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant person) or stock exchange regulations or (ii) reporting, in good faith, any actual violation of law to any governmental or regulatory authority.

5.   Additional Agreements

(a)   Access Rights and Related Matters.

(i)   From and after the Effective Date, and so long as the TAFE Parties' beneficial ownership of Common Stock continues to be at or above 5% of the then outstanding shares of Common Stock (the "**Minimum Ownership Threshold**"), the Company agrees to meet with Representatives of the TAFE Parties in a manner consistent with the Company's practices with other large stockholders of the Company, subject to scheduling considerations, once per calendar quarter, upon written request by the TAFE Parties, to engage in discussions regarding the Company (the "**Quarterly Discussions**") solely with respect to publicly available information, subject to Section 5(a)(ii) herein. The Company shall, in good faith, consider input from the TAFE Parties and/or their Representatives with respect to the matters discussed during the Quarterly Discussions.

(ii)   From and after the Effective Date, the TAFE Parties shall have the ability to request, and the Parties shall discuss, entering into a customary confidentiality agreement to facilitate the sharing of material, non-public information by the Company during any Quarterly Discussions.

(b)   Disposal of Common Stock. From and after the Effective Date, at TAFE's request, the Company agrees to use its best efforts to assist TAFE and the other TAFE Parties in selling their shares of Common Stock, including by, as soon as practicable, filing a registration statement or resale registration statement with the U.S. Securities and Exchange Commission, cooperating with underwriters, providing auditor comfort letters, participating in road shows and similar activities, all of the foregoing to be subject to terms that would be customary for a registration rights agreement.

(c)   Stockholder Rights Plan. Notwithstanding anything to the contrary in this Agreement, from and after the Effective Date, if the Company adopts a stockholder rights agreement or similar provision setting forth ownership limitation(s), such stockholder rights agreement or similar provision shall grandfather in the TAFE Parties and shall not (i) require any TAFE Party to divest any shares of Common Stock or other Voting Securities owned by them or (ii) prevent any TAFE Party from acquiring any Common Stock or other Voting Securities; provided that, in each case, the TAFE Parties' aggregate beneficial ownership of Common Stock or other Voting Securities does not exceed the Ownership Cap.

(d)   Affiliates. From and after the Effective Date, Each Party shall cause its Affiliates to comply with the terms of this Agreement and shall be responsible for any material breach of this Agreement by any such Affiliate.

6.   Share Buybacks.

(a)   From and after the Effective Date, in connection with any share repurchase program undertaken by the Company that the Company may initiate from time to time with respect to the Common Stock, including, but not limited to, accelerated share repurchase programs (any such share repurchase program, a "**Share Repurchase Program**"), then, subject to and pursuant to the terms of this Section 6 and the terms of this Agreement, the TAFE Parties shall sell their shares of Common Stock to the Company in a private transaction to the extent required in order to ensure that, (i) if the TAFE Parties' aggregate beneficial ownership of Common Stock is at or below the Ownership Cap, the TAFE Parties' aggregate beneficial ownership of Common Stock does not exceed the Ownership Cap, and (ii) if the TAFE Parties' aggregate beneficial ownership of Common Stock exceeds the Ownership Cap as permitted by the terms of this Agreement, the TAFE Parties' aggregate beneficial ownership of Common Stock remains at the percentage owned at the commencement of any share repurchase for the duration that such excess ownership is permitted by the terms of this Agreement, and thereafter, to the extent applicable, the TAFE Parties shall sell any Common Stock owned by them in excess of the Ownership Cap in accordance with Section 8(c).

(b)   The Company shall have the sole discretion to determine the timing, pricing and size of any repurchase of Common Stock by the Company, subject to applicable laws and regulations. To the extent the Company believes in good faith that the TAFE Parties will be required sell their shares of Common Stock pursuant to Section 6(a), the Company shall notify TAFE of the Company's intention to commence a share repurchase, to the extent reasonably feasible, at least ten (10) business days before the repurchase period commences (the "**Section 6 Initial Notice**"), although the TAFE Parties acknowledge that share repurchases may be made on short notice without the opportunity for the Company to provide the Section 6 Initial Notice with ten (10) business days, in which case the Section 6 Initial Notice shall be delivered by the Company to TAFE as promptly as practicable. The Section 6 Initial Notice shall include (i) the number of shares of Common Stock outstanding as of the date of the notice, (ii) a brief description of the contemplated share repurchase(s), and (iii) the number of shares of Common Stock the Company believes the TAFE Parties will need to sell in accordance with Sections 6(a)(i) or (ii). Following the delivery of a Section 6 Initial Notice, the Company shall deliver periodic notices to the TAFE Parties, but not more than once in fifteen (15) days (each, a "**Section 6 Settlement Notice**"), regarding (i) the number of shares of Common Stock actually repurchased in connection with any share repurchase(s), (ii) the average price per share for the shares repurchased (the "**Section 6 Purchase Price**"), and (iii) the number of shares of Common Stock that the Company believes the TAFE Parties are required to sell in accordance with Section 6(a)(i) or (ii) (the "**Section 6 Notice Shares**"), and (iv) such other information as may be necessary for the TAFE Parties to sell their shares of Common Stock to the Company; provided, that the TAFE Parties shall have the right to confirm the number of shares that constitute the Section 6 Notice Shares and, to the extent the Parties disagree on the number of shares that constitute the Section 6 Notice Shares, the Parties agree to work in good faith to determine such number of shares.

(c)   With respect to any accelerated share repurchase program(s), the Company shall provide TAFE with a Section 6 Initial Notice with respect to any such accelerated share repurchase program(s), to the extent reasonably feasible, at least ten (10) business days before the repurchase period commences, although the TAFE Parties acknowledge that accelerated share repurchase agreements may be made on short notice without the opportunity for the Company to provide the Section 6 Initial Notice with ten (10) business days, in which case, for purposes of this Section 6(c), the Section 6 Initial Notice shall be delivered by the Company to TAFE as promptly as practicable, and, in any event, no later than one (1) day following the Company's entry into an accelerated share repurchase agreement. Following the delivery of a Section 6 Initial Notice pursuant to Section 6(c), upon the settlement of any share repurchase(s) under any such accelerated share repurchase program, the Company shall deliver a Section 6 Settlement Notice to TAFE, but not more than once in fifteen (15) days.

(d)   From and after the Effective Date, following the delivery by the Company to TAFE of a Section 6 Settlement Notice, subject to the TAFE Parties providing a written notice within four (4) business days confirming that the TAFE Parties are willing to sell the Section 6 Notice Shares to the Company (the "**Section 6 Acceptance Notice**"), the TAFE Parties agree to sell to the Company, and the Company agrees to purchase from the TAFE Parties, in a private transaction, a number of shares of Common Stock equal to the Section 6 Notice Shares (each such transaction, a "**Section 6 Notice Transaction**"). Each such Section 6 Notice Transaction will close on the fifth (5th) business day following delivery by the TAFE Parties of the Section 6 Acceptance Notice; provided, that to the extent factors beyond the Parties' control delay such closing despite the Parties use of all commercially reasonable efforts to eliminate such factors as promptly as possible, such closing will occur as promptly as possible following the fifth (5th) business day following delivery by the TAFE Parties of the Section 6 Acceptance Notice. The price per share to be paid by the Company in connection with such Section 6 Notice Transaction shall be the Section 6 Purchase Price. The Company shall provide instructions to enable the TAFE Parties to tender their shares of Common Stock pursuant to the Section 6 Notice Transaction and shall remit the Section 6 Purchase Price therefor (multiplied by the number of shares of Common Stock subject to the Section 6 Notice Transaction) to the TAFE Parties (pursuant to the instructions provided by the TAFE Parties from time to time) immediately on the same business day following receipt of the shares covered by the Section 6 Notice Transaction consistent with standard practices.

(e)   Notwithstanding the foregoing, from and after the Effective Date, if the TAFE Parties have not delivered the Section 6 Acceptance Notice within four (4) business days following the Company's delivery of a Section 6 Settlement Notice, the TAFE Parties will be deemed to have elected to defer selling any Common Stock to the Company (a "**Deferral**") for a period of 90 days following the delivery of a Section 6 Settlement Notice (the "**Deferral Period**"). In the event a Deferral has been deemed to be elected by the TAFE Parties, the price per share that the TAFE Parties shall receive for the sale of Common Stock to the Company (each such sale, a "**Deferred Section 6 Notice Transaction**") shall be equal to the average of the daily volume weighted average trading prices of the Common Stock, as reported on the New York Stock Exchange (the "**NYSE**") (or, if the Common Stock is not then listed on the NYSE, on the principal other national securities exchange on which the Common Stock is then listed or, if the Common Stock is not listed on a national securities exchange, on the principal other market on which the Common Stock is then traded) for each day during the sixty (60) consecutive trading day period ending the day before the end of the Deferral Period (the "**Deferred Section 6 Purchase Price**"). In the event of a Deferral pursuant to this Section 6(e), the Deferred Section 6 Notice Transaction shall close on the fifth (5th) business day following the conclusion of the Deferral Period; provided, that to the extent factors beyond the Parties' control delay such closing, such closing will occur as promptly as possible following the fifth (5th) business day following the conclusion of the Deferral Period. The Company shall provide instructions to enable the TAFE Parties to tender their shares of Common Stock pursuant to the Deferred Section 6 Notice Transaction and shall remit the Deferred Section 6 Purchase Price therefor (multiplied by the number of shares of Common Stock subject to the Deferred Section 6 Notice Transaction) to the TAFE Parties (pursuant to the instructions provided by the TAFE Parties from time to time) immediately on the same business day following receipt of the shares covered by the Deferred Section 6 Notice Transaction consistent with standard practices.

(f)   Notwithstanding anything in this Agreement to the contrary, in the event that any prior purchase of securities by the TAFE Parties would be matched with sales of securities by the TAFE Parties pursuant to this Section 6 for purposes of Section 16 of the Exchange Act, and thereby result in an obligation by a TAFE Party to disgorge short-swing profits under Section 16 of the Exchange Act, the Deferral Period shall be extended until the fifth (5th) business day following the last day on which such matching and corresponding short-swing profit disgorgement would apply.

(g)   Notwithstanding anything to the contrary in this Agreement, the TAFE Parties will not be deemed to be in violation of the Ownership Cap or any other term of this Agreement to the extent that the TAFE Parties' aggregate beneficial ownership of Common Stock exceeds the Ownership Cap up through the closing of any Section 6 Notice Transaction or Deferred Section 6 Notice Transaction, as applicable, as a result of share repurchases by the Company; provided that the TAFE Parties do not acquire any shares of Common Stock during such period except as permitted by this Agreement.

(h)   Once the TAFE Parties have sold the Section 6 Notice Shares in accordance with this Section 6, the TAFE Parties may deliver a written notice to the Company confirming this information, and the Company shall acknowledge and confirm that the TAFE Parties have complied with their obligation under this Section 6 in relation to such Section 6 Notice Shares.

7.   Certain Pre-Emptive Rights.

(a)   From and after the Effective Date, prior to the Company issuing new shares of Common Stock or other equity securities of the Company to a proposed purchaser ("**New Shares**"), the Company shall provide the TAFE Parties with (i) eight (8) business days' notice of such issuance (the "**Pre-Emptive Notice**") and (ii) the right and opportunity for the TAFE Parties to acquire their pre-emptive proportionate share, which shall be calculated as of the date of the Pre-Emptive Notice, at the same price, on the same terms and conditions and at the same time as the New Shares are proposed to be issued to the proposed purchaser (the timing of the closing of any such transaction with any TAFE Party to be subject to the satisfaction of applicable regulatory requirements), so that the TAFE Parties can maintain their proportionate ownership interest in the Company immediately prior to the issuance of the New Shares. If the TAFE Parties desire to exercise such pre-emptive rights, they must do so by delivering an irrevocable written notice to the Company within five (5) business days after delivery of the Pre-Emptive Notice.

(b)   The provisions of this Section 7 shall not apply to issuances of Exempted Securities.

(c)   From and after the Effective Date, notwithstanding the terms set forth in this Section 7, if the Board determines in good faith that the Company must issue New Shares on an expedited basis without prior compliance with the terms of this Section 7 in order to avoid material harm to the Company or any of its Affiliates (an "**Expedited Issuance**"), then, subject to compliance with the terms of the immediately following sentence, the Company may effect and consummate such Expedited Issuance without complying with the terms set forth in Section 7(a) and shall not be deemed to be in breach of Section 7(a) as a result thereof. As promptly as practicable upon the Company's determination to issue New Shares to a proposed purchaser in an Expedited Issuance, and, in any event, no later than one (1) business day following the consummation of such Expedited Issuance, the Company shall notify the TAFE Parties of such Expedited Issuance of New Shares and provide the TAFE Parties with the right and opportunity for the TAFE Parties to acquire their proportionate share as promptly as practicable (but in no event prior to such Expedited Issuance) at the same price and on the same terms and conditions as the Expedited Issuance of New Shares in order be put in the same place in respect of the percentage ownership of the Common Stock of the Company they would have been had such Expedited Issuance been effected in accordance with the terms of Section 7(a).

8.   Strategic Transactions.

(a)   From and after the Effective Date, the Company will promptly, and in any event within three (3) business days, inform TAFE of (i) any offer to acquire all or substantially all of the Company, or other strategic transaction that would result in a Change of Control of the Company, submitted to the Board or for which the Board has requested management to evaluate before consideration by the Board, and/or (ii) any commencement of a review of strategic alternatives which includes a possible sale of all or substantially all of the Company, and, notwithstanding anything to the contrary contained in Section 3(a) hereof, the TAFE Parties shall have the right to make a private bona fide offer, subject to any disclosure obligations required by Rule 13d or Schedule 13D of the Exchange Act, to acquire all or substantially all of the Company, or other strategic transaction that would result in a Change of Control of the Company, subject to the right of the Board to control any process for all potential acquirers to the extent it is advised it is required to do so by outside legal counsel in order to comply with its fiduciary duties (any such transaction, if consummated, a "**Control Acquisition Transaction**").

(b)   From and after the Effective Date, in the event that the Board determines to sell the global businesses of Massey Ferguson and/or Fendt, or receives an offer to acquire the global business of Massey Ferguson and/or Fendt or for which the Board has requested management to evaluate before consideration by the Board, the Company will promptly, and in any event within three (3) business days, inform TAFE, and, notwithstanding anything to the contrary contained in Section 3(a) hereof, the TAFE Parties shall have the right to make a private bona fide offer, subject to any disclosure obligations required by Rule 13d or Schedule 13D of the Exchange Act, to purchase the global businesses of Massey Ferguson and/or Fendt (any such transaction, if consummated, a "**Massey Ferguson Fendt Transaction**"). All disclosures by the Company or others on its behalf with respect to a potential Massey Ferguson Fendt Transaction shall be subject to a customary confidentiality agreement.

(c)   From and after the Effective Date, in the event that (i) any person enters into an acquisition agreement with the Company, or the Company enters into, or announces its intention to enter into, such an agreement, in each case providing for the acquisition of all or substantially all of the Company's assets or Voting Securities or (ii) any person or group of persons (other than a passive professional institutional investor) acquires or announces its or their intention to acquire, including, without limitation, pursuant to a tender offer, 12.5% or more of the Company's outstanding Common Stock and the Company has not within ten (10) business days either (A) entered into a standstill agreement with such person on customary terms that prohibits such person from acquiring in excess of 12.5% of the Company's outstanding Common Stock, or (B) adopted a stockholder rights plan that restricts such holder's ability to acquire additional shares of Common Stock above the shareholding level that the person has achieved, then the restrictions on, and obligations of, the TAFE Parties contained in Sections 2, 3, 4 and 6, shall, in the case of Section 8(c)(i), be suspended until such time as such acquisition agreement has been terminated or the Company announces that it no longer intends to enter into such an agreement, and, in the case of Section 8(c)(ii), terminate; provided, further, that, notwithstanding anything to the contrary in this Agreement, the obligations of the Company pursuant to Section 4 shall only apply while the restrictions or obligations of the TAFE Parties pursuant to Section 4 are not suspended or terminated in accordance with this Section 8(c); provided, further, that any actions taken by the TAFE Parties during such suspension shall not be considered a breach of the foregoing Sections should such suspension be lifted; provided, further, that the TAFE Parties will not be deemed to be in violation of the Ownership Cap or any other term of this Agreement to the extent the TAFE Parties acquire additional shares of Common Stock or other Voting Securities during such suspension that results in the TAFE Parties' aggregate beneficial ownership of Common Stock exceeding the Ownership Cap at the time such suspension is lifted, so long as the TAFE Parties subsequently use commercially reasonable efforts to dispose of such shares of Common Stock in an ordinary fashion through a method permitted by Section 3(a)(iv) within, to the extent possible subject to applicable rules, laws and regulations (including, without limitation, Rule 144), twelve (12) months provided that the TAFE Parties promptly adopt a plan designed to result in the required sales within such time period; provided, further, that, notwithstanding anything to the contrary contained in Section 6, to the extent the TAFE Parties' aggregate beneficial ownership of Common Stock exceeds the Ownership Cap due to this Section 8(c), the TAFE Parties shall only be required to adhere to the terms of Section 6 to the extent necessary to maintain their proportionate ownership interest in the Company (which, for the avoidance of doubt, may be in excess of the Ownership Cap at such time). For the avoidance of doubt, the suspension of restrictions on the TAFE Parties provided in this Section 8(c) shall in no way excuse violations of the suspended provisions prior to the suspension.

9.   Purchase of Common Stock Upon Breach.

(a)   From and after the Effective Date, in the event of a material breach of <u>Sections 2</u>, <u>3</u>, <u>4</u>, <u>6</u> or <u>12</u> of this Agreement by the TAFE Parties, without limiting its other rights, the Company shall have the right to specific performance of this Agreement, consistent with <u>Section 18</u> herein, and/or to purchase from the TAFE Parties such number of shares of Common Stock as would be required to reduce the TAFE Parties' aggregate ownership of Common Stock to 10% of the Company's then issued and outstanding shares of Common Stock. This purchase shall be executed in one transaction and at a price equal to a 90% discount to the Deferred Section 6 Purchase Price (the "**Purchase on Initial Breach**"). The Company shall provide instructions to enable the TAFE Parties to tender their shares of Common Stock in connection with the Purchase on Initial Breach. Following this reduction, this Agreement shall remain in place, but the Ownership Cap shall be reduced from its current threshold at the time of such material breach to 10%. From and after the Effective Date, in the event of any subsequent material breach of this Agreement by the TAFE Parties thereafter, the Company shall have the right to purchase from the TAFE Parties the equivalent of 6% of the shares of Common Stock then owned in the aggregate by the TAFE Parties in one transaction, with the purchase price to be calculated in the same manner as in the case of a Purchase on Initial Breach, as described above, at which point the Ownership Cap shall be reduced accordingly (a "**Purchase on Subsequent Breach**"). TAFE, on behalf of itself and the other TAFE Parties, acknowledges that any purchase of Common Stock owned by the TAFE Parties that is made by the Company pursuant to this <u>Section 9</u> shall permanently and irrevocably reduce the Ownership Cap, except as otherwise set forth in this Agreement.

(b)   From and after the Effective Date, notwithstanding anything to the contrary in <u>Section 9(a)</u>, in the event of a material breach by the TAFE Parties of <u>Sections 2</u>, <u>3</u>, <u>4</u>, <u>6</u> or <u>12</u>, the Company shall deliver notice to the TAFE Parties regarding such material breach, and the TAFE Parties shall have the right to cure such material breach within fifteen (15) days of receiving notice of such material breach from the Company. If the TAFE Parties cure such material breach within fifteen (15) days (or, if impossible to cure within fifteen (15) days, if the TAFE Parties have taken substantive action to cure such material breach within fifteen (15) days and subsequently cure such material breach within a reasonable period after such substantive action to cure was taken), then the Company will have no right to execute a Purchase on Initial Breach or Purchase on Subsequent Breach.

10.   Representations and Warranties of the Company. The Company represents and warrants to TAFE that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

11.   Representations and Warranties of TAFE. TAFE represents and warrants to the Company that (a) this Agreement has been duly and validly authorized, executed and delivered by TAFE, and constitutes a valid and binding obligation and agreement of TAFE, enforceable against TAFE in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (b) the signatory for TAFE has the power and authority to execute this Agreement to bind TAFE to the terms hereof, and (c) the execution, delivery and performance of this Agreement by TAFE does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which TAFE is a party or by which it is bound.

12.   No Other Discussions or Arrangements. TAFE represents and warrants, on behalf of itself and the other TAFE Parties, that, as of the Execution Date, except as publicly disclosed in its SEC filings or otherwise specifically disclosed to the Company in writing prior to the Execution Date, (a) none of the TAFE Parties owns, of record or beneficially, any Common Stock or other Voting Securities or any securities convertible into, or exchangeable or exercisable for, any Voting Securities, and (b) the TAFE Parties have not entered into, directly or indirectly, any agreements or understandings with any other person (other than their own respective Representatives) with respect to any potential transaction involving the Company or the voting or disposition of any securities of the Company.

13.   Press Release and SEC Filings.

(a)   Promptly following the Execution Date, and in any event, no later than one business day thereafter, (i) the Company shall issue a press release in substantially the form attached hereto as Exhibit A (the "**Company Press Release**") announcing certain terms of this Agreement, among other things, and (ii) TAFE shall issue a press release in substantially the form attached hereto as Exhibit B (the "**TAFE Press Release**", and together with the Company Press Release, the "**Press Releases**"). Prior to the issuance of the Press Releases, neither the Company nor the TAFE Parties shall issue any press release or make any public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party, except to the extent required by applicable law or the rules of any national securities exchange.

(b)   The Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement and appending this Agreement as an exhibit thereto (the "**Form 8-K**"). The Form 8-K shall be consistent with the terms of this Agreement. The Company shall provide the TAFE Parties with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any such comments of TAFE.

(c)   No later than two (2) business days following the Execution Date, TAFE shall file with the SEC an amendment to its Schedule 13D with respect to the Company in compliance with Section 13 of the Exchange Act reporting entry into this Agreement. The Schedule 13D shall be consistent with the terms of this Agreement, and TAFE shall provide the Company with a reasonable opportunity to review and comment on the Schedule 13D prior to it being filed with the SEC and shall consider in good faith any such comments of the Company.

14.   Term; Termination.

(a)   Subject to Section 1 above, the term of this Agreement shall commence on the Execution Date and shall remain in effect indefinitely; provided, however, that the Company may earlier terminate this Agreement at any time; provided, further, that this Agreement shall terminate upon the consummation of Change of Control of the Company.

(b)   Notwithstanding anything contained herein, in the event of termination of the Buyback Agreement in accordance with Clause 13.1.2 of the Buyback Agreement, this Agreement shall stand automatically terminated without any further act, deed, notice or intimation required to be given by either Party.

(c)   Termination of this Agreement shall not relieve any Party from its responsibilities in respect of any breach of this Agreement prior to such termination. Notwithstanding the foregoing, the provisions of Section 14 through Section 27 shall survive the termination of this Agreement.

15.   Expenses. Each Party shall be responsible for its own fees and expenses in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby.

16.   Governing Law; Jurisdiction. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or any action of the Company or the TAFE Parties in the negotiation, administration, performance or enforcement hereof (each, an "**Action**") shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each Party irrevocably agrees that any legal action or proceeding with respect to this Agreement and any rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and any rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the "**Chosen Courts**"). Each Party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it shall not bring any action relating to this Agreement in any court other than the Chosen Courts. Each Party hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in any Chosen Court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by the Chosen Courts. Each Party further agrees that service of process upon such Party in any Action shall be effective if such service of process is given in accordance with Section 20 of this Agreement.

17.   Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17.

18.   Specific Performance; Damages. Each Party to this Agreement acknowledges and agrees that the other Party may be irreparably injured by an actual material breach of this Agreement by such Party and that monetary remedies may be inadequate to protect either Party against any actual or threatened material breach or continuation of any material breach of this Agreement (in each case, as determined by a court of competent jurisdiction). Without prejudice to any other rights and remedies otherwise available to the Parties under this Agreement, each Party shall be entitled to seek monetary damages and/or equitable relief by way of injunction or otherwise and specific performance of the provisions hereof upon satisfying the requirements to obtain such relief by a court of competent jurisdiction without the necessity of posting a bond or other security, if the other Party materially breaches or threatens to materially breach any provision of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for a material breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching Party.

19.   Certain Definitions. As used in this Agreement:

(a)   "**Activist**" shall mean, as of any date of determination, any person that has, directly or indirectly, whether individually or as a member of a "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), within the five-year period immediately preceding such date of determination, (i) called or publicly sought to call a meeting of stockholders or other equityholders of any public company, (ii) publicly initiated any proposal for action by stockholders or other equityholders of any public company, which such action was (at any point after the announcement thereof) publicly opposed by the board of directors (or similar governing body) of such public company, (iii) publicly sought (A) election to, or to place a director or representative on, the board of directors (or similar governing body) of any public company (including, without limitation, by nominating any person for such election) or (B) the removal of a director or other representative from such board of directors (or similar governing body) of any public company, in each case, which election or removal was not recommended or approved publicly (at the time such election or removal was first sought) by the board of directors (or similar governing body) of such public company or (iv) publicly disclosed any intention, plan or arrangement to do any of the foregoing.

(b)   "**Affiliate**" shall mean any "Affiliate" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, for the avoidance of doubt, persons who become Affiliates subsequent to the Execution Date; provided, however, that this term shall refer only to Affiliates controlled by the Company or TAFE, as applicable; provided, further, that, for the avoidance of doubt, Affiliates of TAFE shall include TAFE Motors and Tractors Limited, Ms. Mallika Srinivasan, Simpson & Company Limited and Amalgamations Private Limited; provided, further, that, for purposes of this Agreement, none of the TAFE Parties shall be deemed to be an Affiliate of the Company and the Company shall not be deemed to be an Affiliate of any of the TAFE Parties;

(c)   "**beneficial owner**," "**beneficial ownership**" and "**beneficially own**" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(d)   "**business day**" shall mean any day other than a Saturday, Sunday or day on which the commercial banks in the State of New York or in India are authorized or obligated to be closed by applicable law;

(e)   "**Bylaws**" shall mean the Amended and Restated By-Laws of the Company, reflecting amendments through October 27, 2022, as may be amended, corrected, or amended and restated from time to time;

(f)   "**Certificate of Incorporation**" shall mean the Amended and Restated Certificate of Incorporation of the Company, reflecting amendments through April 25, 2002, as may be amended, corrected, or amended and restated from time to time;

(g)   a "**Change of Control**" shall be deemed to have taken place if (i) any person is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and/or voting power of the Company's then-outstanding equity securities or (ii) the Company enters into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company's stockholders retain less than fifty percent (50%) of the equity interests and/or voting power of the surviving entity's then-outstanding equity securities;

(h)   "**control**," including the terms "**controlling**," "**controlled by**" and "**under common control with**," shall have the same meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act.

(i)   "**Exempted Securities**" shall mean:

(i)   Common Stock (or options or other rights to acquire Common Stock or securities convertible or exchangeable into or exercisable for Common Stock) issued pursuant to a rights offering approved by the Board or an authorized committee thereof that is open to all stockholders of the Company;

(ii)   Common Stock (or options or other rights to acquire Common Stock or securities convertible or exchangeable into or exercisable for Common Stock) issued by reason of a dividend, stock split, split-up or other distribution of Common Stock, in accordance with the terms of the indenture governing any series of debt securities that are issued and outstanding as of the date hereof;

(iii)   Common Stock or options or other rights to acquire Common Stock issued to employees or directors of the Company pursuant to a plan, agreement or arrangement approved by the Board or an authorized committee thereof in the ordinary course of business (including, for the avoidance of doubt and without limitation, any Common Stock or options or other rights to acquire Common Stock issued pursuant to the AGCO Corporation 2006 Long-Term Incentive Plan); or

(iv)   Common Stock (or options or other rights to acquire Common Stock or securities convertible or exchangeable into or exercisable for Common Stock) actually issued upon the exercise of options or other rights or upon the conversion or exchange of securities convertible or exchangeable into Common Stock, in each case provided such issuance is pursuant to the terms of such option, right or other security that are issued pursuant to the foregoing clause (iii).

(j)   "**Extraordinary Transaction**" shall mean any equity tender offer, equity exchange offer, merger, acquisition, joint venture, business combination, financing, sale, recapitalization, reorganization, restructuring, disposition, distribution, or other transaction to or with any TAFE Party (or any of their Affiliates) or a Competitor that, in each case, would result in a Change of Control of the Company, liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or a majority of its assets (determined on a consolidated basis), and, for the avoidance of doubt, including, without limitation, any such transaction with any TAFE Party (or any of their Affiliates) or a Competitor that is submitted for a vote of the Company's stockholders; provided, that for these purposes, "**Competitor**" means any entity in the tractor and/or farming equipment business(es) with aggregate annual revenue (in any year within five (5) years of the proposed transaction) of $1 billion or more or any Affiliate of such entity and/or any person / entity which controls, is controlled by or is under common control with that entity;

(k)   "**HSR Act**" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

(l)   "**person**" or "**persons**" shall mean any individual, corporation (including, but not limited to, not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind, structure or nature;

(m)   "**Qualified Tender Offer**" shall mean a public tender offer or other public offer to acquire all or substantially all of the Company (any such offer, an "**Initial Offer**") where such public tender offer or other public offer is made by a person and either of the following occur: (i) the Company does not recommend against such offer within the time frame contained in Rule 14d-9 or (ii) the Company does recommend against such offer within the time frame contained in Rule 14d-9 and subsequently such person publicly announces a bona fide offer higher by more than an immaterial amount or any other person announces its intention to commence a public tender offer or otherwise makes a public offer, to acquire all or substantially all of the Company within six (6) months of the original public offer; provided, however, if the TAFE Parties become aware of any facts that confirm that an Initial Offer is not bona fide, then such Initial Offer shall not qualify as a Qualified Tender Offer;

(n)   "**Representative**" shall mean a person's Affiliates and its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives; provided that when used with respect to (i) the Company, "**Representative**" shall not include any non-executive employees, and (ii) the TAFE Parties for purposes of Section 4, shall only include the Key Managerial Personnel and Senior Management of such TAFE Party, as defined under the Indian Companies Act 2013 (any such person, an "**Authorized Representative**"); provided, further, that promptly following the execution of this Agreement, the TAFE Parties will confirm the identity of such Authorized Representatives in writing to the Company and will promptly inform the Company to the extent there is any change with respect to the identity of the Authorized Representatives;

(o)   "**Third Party**" shall mean any person that is not (i) a party to this Agreement, (ii) a member of the Board, (iii) an officer of the Company or (iv) an Affiliate of any Party; and

(p)   "**Voting Securities**" shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors.

20.   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), or (c) on the date sent by email (with confirmation of transmission) if sent during normal business hours, and on the next business day if sent after normal business hours. Such communications must be sent to the respective Parties at the addresses set forth in this Section 20 (or to such other address that may be designated by a Party from time to time in accordance with this Section 20).

If to the Company, to its address at:

AGCO Corporation
4205 River Green Parkway
Duluth, Georgia
Attention: General Counsel
Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Lawrence S. Elbaum
             C. Patrick Gadson
Email: [REDACTED]
             [REDACTED]

If to TAFE, to:

Regd. Office: 861 Anna Salai, Chennai - 600 002, Tamil Nadu, India
Corp Office: 77 Nungambakkam High Road, Chennai – 600034, Tamil Nadu, India.
Attention: Mallika Srinivasan – Chairman and Managing Director
Email: [REDACTED] and [REDACTED]

with copies (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Andrew Freedman
              Ian Engoron
Email: [REDACTED]
              [REDACTED]

Khaitan & Co LLP
10, 13 and 14 Floor, One World Centre, 841 Senapati Bapat Marg, Mumbai – 400 013
Attention: Haigreve Khaitan
Email: [REDACTED]
              [REDACTED]
              [REDACTED]

21.   <u>Entire Understanding</u>. This Agreement, the Previous Agreement and the Buyback Agreement (solely with respect to the definition of Escrow Deposit Date and Clause 13.1.2) contain the entire understanding of the Parties with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter; <u>provided</u>, that, for the avoidance of doubt, the Previous Agreement shall terminate in all respects as of the Effective Date and this Agreement shall supersede the Previous Agreement beginning on the Effective Date. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party.

22.   <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

23.   <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic signature or transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

24.   <u>Assignment</u>. No Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Parties; <u>provided</u> that each Party may assign any of its rights and delegate any of its obligations hereunder to any person that acquires substantially all of that Party's assets, whether by stock sale, merger, asset sale or otherwise, and who agrees in writing to be bound by the terms hereof as if a party hereto. Any purported assignment or delegation in violation of this <u>Section 24</u> shall be null and void. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

25.   Waivers. No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

26.   No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and is not enforceable by any other person.

27.   Interpretation. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each of the Parties and its respective counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement. In this Agreement, unless a clear contrary intention appears, (a) the word "including" (in its various forms) means "including, but not limited to;" (b) the words "hereunder," "hereof," "hereto" and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (c) the word "or" is not exclusive; (d) references to "Sections" in this Agreement are references to Sections of this Agreement unless otherwise indicated; and (e) whenever the context requires, the masculine gender shall include the feminine and neuter genders.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Execution Date.


Company:

AGCO CORPORATION

By: /s/ Roger Batkin
Name: Roger Batkin
Title: Senior Vice President, General Counsel



SIGNATURE PAGE TO COOPERATION AGREEMENT


<u>TAFE</u>:

TRACTORS AND FARM EQUIPMENT LIMITED

By: /s/ Mallika Srinivasan
Name: Mallika Srinivasan
Title: Chairman and Managing Director

SIGNATURE PAGE TO COOPERATION AGREEMENT



EXHIBIT A

Your Agriculture Company

NEWS RELEASE

www.AGCOcorp.com

Press Contact	**Investor Relations Contact**
Rachel Potts	Greg Peterson
Chief Communications Officer	Vice President, Investor Relations
[REDACTED]	[REDACTED]
[REDACTED]	[REDACTED]

AGCO Announces Agreements Reached with TAFE on Key Commercial and Other Issues

DULUTH, GA – June 30, 2025 – AGCO Corporation (NYSE: AGCO), a global leader in the design, manufacture and distribution of agricultural machinery and precision ag technology, today announced it has entered into a set of agreements with Tractors and Farm Equipment Limited ("TAFE"). The agreements resolve all outstanding disputes and other matters related to the commercial relationship between AGCO and TAFE as well as TAFE's shareholding in AGCO, ownership and use of the Massey Ferguson brand in India and certain other countries, and other key governance issues between the parties.

Key commercial terms of the agreements include:

- All commercial agreements between AGCO and TAFE will be terminated, with agreed wind-down provisions.
- Ownership of the "Massey Ferguson" brand will rest with TAFE on an exclusive basis in India, Nepal and Bhutan.
- All ongoing legal proceedings will be terminated.

Key governance and shareholding terms of the agreements include:

- TAFE has agreed to participate in future share repurchase programs that AGCO executes but retains the right to maintain but not exceed its current ownership level of 16.3%.
- TAFE has agreed to customary provisions governing its shareholding in AGCO, including voting its shares in accordance with the recommendations of AGCO's Board of Directors on all proposals at AGCO's shareholder meetings, subject to certain agreed limited exceptions.
- Parties have agreed to mutual non-disparagement and TAFE not engaging in public activism.

- TAFE will no longer be entitled to nominate a representative to the AGCO Board of Directors and AGCO's Director on TAFE's Board will step down.
- TAFE will repurchase AGCO's current shareholding in TAFE for an aggregate amount of $260 million, subject to compliance with applicable law.

The agreements will become effective upon the completion by AGCO and TAFE of certain governmental and other processes in India relating to the repurchase of the shares held by AGCO in TAFE.

"We are pleased to have reached an amicable resolution with TAFE on all outstanding commercial, governance and shareholding matters," said Eric Hansotia, AGCO's Chairman, President and CEO. "We appreciate the TAFE relationship for its years as a commercial partner and continued support as a shareholder. AGCO's Board and management team are fully focused on our Farmer-First strategy, which we believe will improve outcomes for farmers, drive operational success for our company and deliver strong returns for shareholders."

The agreements have been filed by AGCO with the U.S. Securities and Exchange Commission.

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Forward Looking Statement

Certain statements in this release are forward-looking. Actual results could differ materially from those reflected in this release for a range of reasons, including the need to complete certain governmental processes in India as a condition to the overall resolution, timing, pricing and other decisions relating to the share repurchase program; general economic and capital market conditions; and events that impact the agricultural equipment industry and AGCO's operational and financial performance generally. . Any forward-looking statement speaks only as of the date on which such statement is made, and we disclaim any obligation to update the information contained in such statement to reflect subsequent developments or information except as required by law.

About AGCO

AGCO (NYSE: AGCO) is a global leader in the design, manufacture and distribution of agricultural machinery and precision ag technology. AGCO delivers value to farmers and OEM customers through its differentiated brand portfolio including leading brands Fendt®, Massey Ferguson®, PTx and Valtra®. AGCO's full line of equipment, smart farming solutions and services helps farmers sustainably feed our world. Founded in 1990 and headquartered in Duluth, Georgia, USA, AGCO had net sales of approximately $11.7 billion in 2024. For more information, visit www.agcocorp.com.

EXHIBIT B

TAFE and AGCO reach comprehensive settlement covering brand rights, commercials and shareholding

TAFE, one of the world's largest manufacturers of tractors and farm equipment, announced today that a comprehensive settlement and resolution has been reached with AGCO on all matters relating to brand, commercial issues and shareholding.

The settlement encompasses the following key features:

- **Ownership of Massey Ferguson brand will rest with TAFE as the sole and exclusive owner for India, Nepal and Bhutan including all rights, title and interest in "Massey Ferguson" and related trademarks and all goodwill associated therewith.**
- TAFE will buy back AGCO's shares in TAFE which amounts to 20.7% of TAFE's equity for a consideration of $260 Mn thereby making TAFE a wholly owned subsidiary of the Amalgamations Group, a diversified industrial conglomerate, headquartered in Chennai, India.
- **TAFE will retain** its shareholding in AGCO at an ownership level of 16.3%, and not exceed it, while participating in AGCO's future buyback programs to maintain its proportionate ownership subject to certain exceptions.
- TAFE will support AGCO by voting of its shares in favor of all the recommendations of AGCO's Board of Directors at shareholder meetings, subject to certain exemptions.
- TAFE will remain a long-term investor in AGCO through planned periodic interactions with AGCO leadership.
- While all commercial agreements between TAFE and AGCO will be mutually terminated; TAFE will honor outstanding supply orders and continue to supply parts for all markets on agreed terms.
- All ongoing legal proceedings will be irrevocably and unconditionally withdrawn. A consent decree will be sought in the three suits relating to Massey Ferguson brand currently pending before the Madras High Court in India.

The agreements will become effective upon the completion by AGCO and TAFE of certain governmental and other processes in India relating to the repurchase of the shares held by AGCO in TAFE.

Mallika Srinivasan, Chairman & Managing Director – TAFE, said, "As we step into a new era in TAFE's growth story, we recognize and cherish the long partnership we've had with AGCO, and continue to support AGCO as an engaged shareholder."

She added that, "TAFE and Massey Ferguson have been synonymous in the minds of the Indian customers for over 65 years. We re-dedicate our commitment to transformation of Indian agriculture through our innovative products, solutions and service to the farming community in India. As we move towards our vision of '*Cultivating the World*', we are confident of delivering exceptional value to all our stakeholders."